SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2008

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Clarifications on New Discoveries

(Rio de Janeiro, October 1 2008) – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, clarifies the mandatory procedures involved in the notification of signs of hydrocarbons (HC) to the National Petroleum Agency (ANP) and the story aired by Agencia Estado’s Broadcast titled “Petrobras Announces New Oil Discoveries to the ANP.”

The exploratory block concession agreements signed with the ANP determine that any discovery or sign of oil, natural gas or other hydrocarbons in the concession area be notified to the ANP, exclusively and in writing, in no more than 72 hours, by the operator. This requirement appears in the regulating agency’s standard agreements and is demanded of all concessionaires that operate in Brazil, as governed by the pertinent legislation.

It must be emphasized that this notification is not related to the discovery’s commerciality or to the announcement of reserves. In effect, in isolation, the information that signs of hydrocarbons were found is of no significant value to the Company’s business and, thus, does not impact Petrobras stock trading. Therefore, it is not necessary to divulge this fact via Market Announcements or Material Facts. Although signs of hydrocarbon are positive it is not conclusive; it will become relevant when associated with new studies and new evidences and so, in this case, Petrobras will proceed to divulge it to the Securities Exchange Commission (CVM), regulatory entities, and to the other stakeholders.

On account of the great interest in the Santos Basin’s Pre-Salt region, in the last year Petrobras has been informing the market, via Announcements or Material Facts, regarding all of the stages involved in the exploratory phase of this area’s blocks, including the discovery of signs of hydrocarbons, to avoid speculation and misinformation about this area.

However, with regard to discoveries made in other regions (onshore, shallow, deep and ultradeep waters, except for the Pre-Salt), the Company maintains the policy of only notifying the ANP about signs of hydrocarbons. If subsequent assessments show the fields are commercial and, thus, relevant, Petrobras will then proceed to largely divulge it.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department | E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ | Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 1, 2008

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.